Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

March 11, 2011

OVERNIGHT DELIVERY AND EDGAR

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Ohio Dividend Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-171482 and 811-09463

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Ohio Dividend Advantage Municipal Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on March 15, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN OHIO DIVIDEND ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary